SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CSK AUTO, INC.

(Name of Subject Company (Issuer))

CSK AUTO, INC. (issuer)

O’REILLY AUTOMOTIVE, INC. (guarantor and indirect parent of issuer)

(Name of Filing Person (identifying status as offeror, issuer or other person))

6 3/4% Exchangeable Senior Notes due 2025

(Title of Class of Securities)

12637KAK7

(CUSIP Numbers of Class of Securities)

Greg Henslee Chief Executive Officer and Co-President O’Reilly Automotive, Inc. 233 South Patterson Springfield, Missouri 65802 (417) 862-6708	with copy to: Peter C. Krupp Kimberly A. deBeers Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Dr. Chicago, Illinois 60606 (312) 407-0700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$92,004,000	$6559.89

*	Calculated solely for purposes of determining the filing fee based on transaction value of $92,004,000.
**	Calculated pursuant to Section 13(e) of the Securities Exchange Act of 1934, SEC Release No. 34-59850 and SEC press release number 2010-173 (dated September 29, 2010) as 0.0000713 multiplied by the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by CSK Auto, Inc., an Arizona corporation (“CSK” or the “Company”), and relates to the right of each holder (each, a “Holder”) of the Company’s 6 3/4% Exchangeable Senior Notes due 2025 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of December 19, 2005, among the Company, CSK Auto Corporation, the subsidiary guarantors named therein, and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, NA), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of December 30, 2005, the Second Supplemental Indenture, dated as of July 27, 2006, the Third Supplemental Indenture, dated as of July 11, 2008 and the Fourth Supplemental Indenture, dated as of December 31, 2008 (the “Indenture”). Pursuant to the terms of the Third Supplemental Indenture, dated as of July 11, 2008, O’Reilly Automotive, Inc. (“O’Reilly” or “Guarantor”) agreed to become a guarantor, on a subordinated basis, of the $100 million principal amount of the Notes originally issued by the Company. The right of a Holder to require the Company to purchase the Notes is described in the Notice to Holders of the 6 3/4% Exchangeable Senior Notes due 2025 issued by the Company, dated November 15, 2010 (the “Company Repurchase Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Repurchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Company Repurchase Notice is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Company Repurchase Notice entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

CSK Auto, Inc.

233 South Patterson

Springfield, Missouri 65802

(417) 862-6708

The name of O’Reilly, and the address and telephone number of its principal executive offices are as follows:

O’Reilly Automotive, Inc.

233 South Patterson

Springfield, Missouri 65802

(417) 862-6708

(b) Notes. The information set forth on the front cover page and the section of the Company Repurchase Notice entitled “Summary Term Sheet” is incorporated herein by reference.

(c) Trading Market and Price. The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association and there currently is no established trading market for trading in the Notes. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. The information set forth in the section of the Company Repurchase Notice entitled “Important Information Concerning the Put Option—Information Concerning the Notes” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) Name and Address. This Schedule TO is an issuer tender offer made by CSK and O’Reilly. The business address and telephone number of CSK and O’Reilly are set forth under Item 2(a) above.

The names of the executive officers and directors of CSK and O’Reilly who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such persons is: c/o O’Reilly Automotive, Inc., 233 South Patterson, Springfield, Missouri 65802 the telephone number for each such person is (417) 862-6708.

CSK

Name	Position
David O’Reilly	Director
Gregory L. Henslee	Director and President
Thomas G. McFall	Director and Chief Financial Officer

O’Reilly

Name	Position
David E. O’Reilly	Director
Lawrence P. O’Reilly	Director
Rosalie O’Reilly-Wooten	Director
Jay D. Burchfield	Director
Thomas T. Hendrickson	Director
Paul R. Lederer	Director
John R. Murphy	Director
Ronald Rashkow	Director

Charles H. O’Reilly, Jr.	Director
Gregory L. Henslee	Chief Executive Officer and Co-President
Ted F. Wise	Chief Operating Officer and Co-President
Thomas G. McFall	Executive Vice President of Finance and Chief Financial Officer
Jeff M. Shaw	Senior Vice President of Store Sales and Operations
Michael D. Swearengin	Senior Vice President of Merchandise
Gregory D. Johnson	Senior Vice President of Distribution Operations
Randy Johnson	Senior Vice President of Inventory Management

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Company Repurchase Notice, more specifically under the sections entitled “Summary Term Sheet,” “Important Information Concerning the Put Option—Information Concerning the Notes,” “—Procedures To Be Followed By Holders Electing To Tender Notes For Purchase,” “—Right of Withdrawal,” “—Payment for Tendered Notes” and “—Material United States Federal Income Tax Consequences,” is incorporated herein by reference.

(b) Purchases. To the best of CSK’s and O’Reilly’s knowledge, no Notes are owned by, and the Notes will not be purchased from, any officer, director or other affiliate of CSK.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company Notes. The documents and information set forth in the section of the Company Repurchase Notice entitled “Important Information Concerning the Put Option—Additional Information” are incorporated herein by reference. The following agreements, arrangements or understandings involve the Notes:

•

Credit Agreement, dated as of July 11, 2008, among O’Reilly as the lead Borrower itself and the other Borrowers from time to time party thereto, the Guarantors from time to time party thereto, Bank of America N.A., as Administrative Agent, Collateral Agent, L/C Issuer, and Swing Line Lender, the Lenders from time to time party thereto, and the other agents party thereto (the “Credit Agreement”).

•	Indenture, dated as of December 19, 2005, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc. as guarantors, and the Bank of New York Trust Company, N.A., as Trustee.

•	First Supplemental Indenture, dated as of December 30, 2005, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc., and The Bank of New York Trust Company, N.A., as Trustee.

•	Second Supplemental Indenture, dated as of July 27, 2006, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc., and The Bank of New York Trust Company, N.A., as Trustee.

•	Third Supplemental Indenture, dated as of July 11, 2008, among O’Reilly Automotive, Inc., CSKAUTO.COM, Inc., CSK, CSK Auto Corporation, and The Bank of New York Mellon Trust Company, N.A., as Trustee.

•	Fourth Supplemental Indenture, dated as of December 31, 2008, among O’Reilly Automotive, Inc., CSK Auto Corporation, CSKAUTO.COM, Inc. and The Bank of New York Trust Company, N.A., as Trustee.

O’Reilly also maintains certain plans and agreements with respect to its equity securities. These plans and agreements are as follows:

•

Rights Agreement, dated as of May 7, 2002, between O’Reilly Automotive, Inc. and UMB Bank, N.A., as Rights Agent, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the Form of Summary of Rights as Exhibit C, filed as Exhibit 4.2 to O’Reilly’s Current Report on Form 8-K dated June 3, 2002.

•	O’Reilly Automotive, Inc. Profit Sharing and Savings Plan, filed as Exhibit 4.1 to O’Reilly’s Registration Statement on Form S-8, File No. 33-73892.

•	O’Reilly Automotive, Inc. 1993 Stock Option Plan, filed as Exhibit 10.8 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948.

•	O’Reilly Automotive, Inc. Stock Purchase Plan, filed as Exhibit 10.9 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948.

•	O’Reilly Automotive, Inc. Director Stock Option Plan, filed as Exhibit 10.10 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948.

•	O’Reilly Automotive, Inc. Performance Incentive Plan, filed as Exhibit 10.18 (a) to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 1996.

•	Second Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan, filed as Exhibit 10.20 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

•	Third Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan, filed as Exhibit 10.21 to O’Reilly’s Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998.

•	First Amendment to O’Reilly Automotive, Inc. Directors’ Stock Option Plan, filed as Exhibit 10.22 to O’Reilly’s Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998.

•	O’Reilly Automotive, Inc. Deferred Compensation Plan, filed as Exhibit 10.23 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

•

Trust Agreement between the Registrant’s Deferred Compensation Plan and Bankers Trust, dated February 2, 1998, filed as Exhibit 10.24 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

•

2001 Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan, dated May 8, 2001, filed as Exhibit 10.24 to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 2002.

•	First Amendment to Retirement Agreement, dated February 7, 2001, filed as Exhibit 10.26 to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 2001.

•

Fourth Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan, dated February 7, 2001, filed as Exhibit 10.27 to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 2001.

•	Amended and Restated O’Reilly Automotive, Inc 2003 Incentive Plan, filed as Appendix B to O’Reilly’s Proxy Statement for 2005 Annual Meeting of Shareholders on Schedule 14A.

•	Amended and Restated O’Reilly Automotive, Inc 2003 Directors’ Stock Plan, filed as Appendix C to O’Reilly’s Proxy Statement for 2005 Annual Meeting of Shareholders on Schedule 14A.

•	O’Reilly Automotive, Inc. 2009 Stock Purchase Plan, filed as Appendix A to O’Reilly’s Proxy Statement for 2009 Annual Meeting of Shareholders on Schedule 14A.

•	O’Reilly Automotive, Inc. 2009 Incentive Plan, filed as Appendix B to the Registrant’s Proxy Statement for 2009 Annual Meeting of Shareholders on Schedule 14A.

•

The description of the Registrant’s common stock, filed as the Registrant’s Registration Statement on Form S-1, File No. 33-58948, including any amendment or report filed for the purpose of updating such description.

•	The description of the Registrant’s Preferred Stock Purchase Rights, filed as the Registrant’s Registration Statement on Form 8-A, File No. 000-21318, filed on June 3, 2002.

Item 6.	Purposes of the Tender Offer and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Company Repurchase Notice entitled “Important Information Concerning the Put Option—Information Concerning the Notes” is incorporated herein by reference.

(b) Use of Notes Acquired. CSK will deliver the Notes purchased by CSK in the Put Option to the Trustee for cancellation and those Notes will cease to be outstanding.

(c) Plans. Except for the Put Option or as otherwise disclosed or incorporated by reference in the Company Repurchase Notice, neither O’Reilly nor CSK has, and to the best of their respective knowledge O’Reilly and CSK are not aware of, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10). However, the Company has issued, in accordance with the Indenture, a redemption notice with respect to the Notes pursuant to which all Notes not repurchased in accordance with the Put Option or exchanged, will be redeemed on December 21, 2010 for a redemption price in cash equal to 100% of the Principal Amount of such Notes plus any accrued and unpaid interest thereon to, but not including, the redemption date.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Company Repurchase Notice entitled “Important Information Concerning the Put Option—Payment for Tendered Notes” is incorporated herein by reference. As described in the Company Repurchase Notice, CSK intends to finance the Put Option with cash on hand and, if cash on hand not sufficient, borrowings under the Credit Agreement.

(b) Conditions. The information set forth in the section of the Company Repurchase Notice entitled “Important Information Concerning the Put Option—Information Concerning the Notes” is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans in the event the primary financing plan described in (a) is not available.

(c) Borrowed Funds. The information with respect to the Credit Agreement set forth in the section of the Company Repurchase Notice entitled “Important Information Concerning the Put Option—Payment for Tendered Notes,” which is incorporated herein by reference.

Item 8.	Interest in Notes of the Subject Company.

(a) Securities Ownership. To the best of O’Reilly’s and the Company’s knowledge, none of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), and none of the associates or majority-owned subsidiaries of such persons, beneficially own any of the Notes.

(b) Securities Transactions. In connection with the exchange period with respect to the Notes that began July 1, 2010 and ended September 30, 2010, the Company and O’Reilly exchanged $11 million principal amount of Notes for $11,000,000 in cash and 92,855 shares of O’Reilly common stock.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth on the front cover of the Company Repurchase Notice is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to holders tendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, and (iii) the Put Option applies to all outstanding Notes. O’Reilly is a public reporting company under the Securities Exchange Act of 1934 that files reports electronically on EDGAR. The financial condition and results of operations of O’Reilly and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11.	Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Company Repurchase Notice to Holders of 6 3/4% Exchangeable Senior Notes due 2025, dated November 15, 2010.

(a)(5)	Press release issued by the Company on November 15, 2010.

(b)	Credit Agreement, dated as of July 11, 2008, among O’Reilly as the lead Borrower itself and the other Borrowers from time to time party thereto, the Guarantors from time to time party thereto, Bank of America N.A., as Administrative Agent, Collateral Agent, L/C Issuer, and Swing Line Lender, the Lenders from time to time party thereto, and the other agents party thereto (incorporated by reference to Exhibit 10.1 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(1)	Indenture, dated as of December 19, 2005, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc. as guarantors, and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.2 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(2)	First Supplemental Indenture, dated as of December 30, 2005, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc., and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.3 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(3)	Second Supplemental Indenture, dated as of July 27, 2006, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc., and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.4 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(4)	Third Supplemental Indenture, dated as of July 11, 2008, among O’Reilly Automotive, Inc., CSKAUTO.COM, Inc., CSK, CSK Auto Corporation, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.5 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(5)	Fourth Supplemental Indenture, dated as of December 31, 2008, among O’Reilly Automotive, Inc., CSK Auto Corporation, CSKAUTO.COM, Inc. and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to O’Reilly’s Current Report on Form 8-K dated December 31, 2008).

(d)(6)	O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (incorporated by reference to Exhibit 4.1 to O’Reilly’s Registration Statement on Form S-8, File No. 33-73892).

(d)(7)	O’Reilly Automotive, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.8 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948).

(d)(8)	O’Reilly Automotive, Inc. Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948).

(d)(9)	O’Reilly Automotive, Inc. Director Stock Option Plan (incorporated by reference to Exhibit 10.10 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948).

(d)(10)	O’Reilly Automotive, Inc. Performance Incentive Plan (incorporated by reference to Exhibit 10.18 (a) to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 1996).

(d)(11)	Second Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.20 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997).

(d)(12)	Third Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.21 to O’Reilly’s Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998).

(d)(13)	First Amendment to O’Reilly Automotive, Inc. Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.22 to O’Reilly’s Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998).

(d)(14)	O’Reilly Automotive, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.23 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

(d)(15)	Trust Agreement between the Registrant’s Deferred Compensation Plan and Bankers Trust, dated February 2, 1998 (incorporated by reference to Exhibit 10.24 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

(d)(16)	2001 Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan, dated May 8, 2001 (incorporated by reference to Exhibit 10.24 to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 2002).

(d)(17)	First Amendment to Retirement Agreement, dated February 7, 2001 (incorporated by reference to Exhibit 10.26 to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 2001).

(d)(18)	Fourth Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan, dated February 7, 2001 (incorporated by reference to Exhibit 10.27 to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 2001).

(d)(19)	Amended and Restated O’Reilly Automotive, Inc 2003 Incentive Plan (incorporated by reference to Appendix B to O’Reilly’s Proxy Statement for 2005 Annual Meeting of Shareholders on Schedule 14A).

(d)(20)	Amended and Restated O’Reilly Automotive, Inc 2003 Directors’ Stock Plan (incorporated by reference to Appendix C to O’Reilly’s Proxy Statement for 2005 Annual Meeting of Shareholders on Schedule 14A).

(d)(21)	O’Reilly Automotive, Inc. 2009 Stock Purchase Plan (incorporated by reference to Appendix A to O’Reilly’s Proxy Statement for 2009 Annual Meeting of Shareholders on Schedule 14A).

(d)(22)	O’Reilly Automotive, Inc. 2009 Incentive Plan (incorporated by reference to Appendix B to the Registrant’s Proxy Statement for 2009 Annual Meeting of Shareholders on Schedule 14A).

(d)(23)	Rights Agreement, dated as of May 7, 2002, between O’Reilly Automotive, Inc. and UMB Bank, N.A., as Rights Agent, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the Form of Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.2 to O’Reilly’s Current Report on Form 8-K dated June 3, 2002).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CSK AUTO, INC.

By:	/s/ Thomas G. McFall
Name:	Thomas G. McFall
Title:	Chief Financial Officer

Dated: November 15, 2010

O’REILLY AUTOMOTIVE, INC.

By:	/s/ Thomas G. McFall
Name:	Thomas G. McFall
Title:	Chief Financial Officer

Dated: November 15, 2010

EXHIBIT INDEX

(a)(1)(A)	Company Repurchase Notice to Holders of 6 3/4% Exchangeable Senior Notes due 2025, dated November 15, 2010.

(a)(5)	Press release issued by the Company on November 15, 2010.

(b)	Credit Agreement, dated as of July 11, 2008, among O’Reilly as the lead Borrower itself and the other Borrowers from time to time party thereto, the Guarantors from time to time party thereto, Bank of America N.A., as Administrative Agent, Collateral Agent, L/C Issuer, and Swing Line Lender, the Lenders from time to time party thereto, and the other agents party thereto (incorporated by reference to Exhibit 10.1 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(1)	Indenture, dated as of December 19, 2005, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc. as guarantors, and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.2 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(2)	First Supplemental Indenture, dated as of December 30, 2005, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc., and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.3 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(3)	Second Supplemental Indenture, dated as of July 27, 2006, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc., and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.4 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(4)	Third Supplemental Indenture, dated as of July 11, 2008, among O’Reilly Automotive, Inc., CSKAUTO.COM, Inc., CSK, CSK Auto Corporation, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.5 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(5)	Fourth Supplemental Indenture, dated as of December 31, 2008, among O’Reilly Automotive, Inc., CSK Auto Corporation, CSKAUTO.COM, Inc. and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to O’Reilly’s Current Report on Form 8-K dated December 31, 2008).

(d)(6)	O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (incorporated by reference to Exhibit 4.1 to O’Reilly’s Registration Statement on Form S-8, File No. 33-73892).

(d)(7)	O’Reilly Automotive, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.8 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948).

(d)(8)	O’Reilly Automotive, Inc. Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948).

(d)(9)	O’Reilly Automotive, Inc. Director Stock Option Plan (incorporated by reference to Exhibit 10.10 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948).

(d)(10)	O’Reilly Automotive, Inc. Performance Incentive Plan, filed as Exhibit 10.18 (a) to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 1996).

(d)(11)	Second Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.20 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997).

(d)(12)	Third Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.21 to O’Reilly’s Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998).

(d)(13)	First Amendment to O’Reilly Automotive, Inc. Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.22 to O’Reilly’s Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998).

(d)(14)	O’Reilly Automotive, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.23 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

(d)(15)	Trust Agreement between the Registrant’s Deferred Compensation Plan and Bankers Trust, dated February 2, 1998 (incorporated by reference to Exhibit 10.24 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

(d)(16)	2001 Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan, dated May 8, 2001 (incorporated by reference to Exhibit 10.24 to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 2002).

(d)(17)	First Amendment to Retirement Agreement, dated February 7, 2001 (incorporated by reference to Exhibit 10.26 to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 2001).

(d)(18)	Fourth Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan, dated February 7, 2001 (incorporated by reference to Exhibit 10.27 to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 2001).

(d)(19)	Amended and Restated O’Reilly Automotive, Inc 2003 Incentive Plan (incorporated by reference to Appendix B to O’Reilly’s Proxy Statement for 2005 Annual Meeting of Shareholders on Schedule 14A).

(d)(20)	Amended and Restated O’Reilly Automotive, Inc 2003 Directors’ Stock Plan (incorporated by reference to Appendix C to O’Reilly’s Proxy Statement for 2005 Annual Meeting of Shareholders on Schedule 14A).

(d)(21)	O’Reilly Automotive, Inc. 2009 Stock Purchase Plan (incorporated by reference to s Appendix A to O’Reilly’s Proxy Statement for 2009 Annual Meeting of Shareholders on Schedule 14A).

(d)(22)	O’Reilly Automotive, Inc. 2009 Incentive Plan (incorporated by reference to Appendix B to the Registrant’s Proxy Statement for 2009 Annual Meeting of Shareholders on Schedule 14A).

(d)(23)	Rights Agreement, dated as of May 7, 2002, between O’Reilly Automotive, Inc. and UMB Bank, N.A., as Rights Agent, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the Form of Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.2 to O’Reilly’s Current Report on Form 8-K dated June 3, 2002).

(g)	Not applicable.

(h)	Not applicable.